July 17, 2015

VIA EDGAR SUBMISSION

Anne Nguyen Parker
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7561

Re:	Arcos Dorados Holdings Inc. Form 20-F for the Fiscal Year Ended December 31, 2014 Filed April 29, 2015 File No. 001-35129

Dear Ms. Parker:

By letter dated July 2, 2015, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Annual Report on Form 20-F for the Year Ended December 31, 2014 (the “20-F”) of Arcos Dorados Holdings Inc. (the “Company” also referred to in this letter as “we”) filed with the Commission on April 29, 2015.

Our responses to the Staff’s comments on the 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment. All references to page numbers in the Company’s responses are to pages in the as-filed version of the 20-F.

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Form 20-F for the Fiscal Year Ended December 31, 2014

General

1.	We note your disclosure in several places that the company has entered into a master commercial agreement “on arm’s length terms” with Axionlog, a company under common control, to provide you with distribution services in Argentina, Chile, Colombia, Mexico, Uruguay and Venezuela. Given that Axionlog is under common control, please provide us with an analysis as to how the master commercial agreement was entered into “on arm’s length terms.” Please expand your disclosure to discuss the material terms of the master commercial agreement. Please file this agreement as an exhibit.

Response

We respectfully inform the Staff, as further described below, that the Company believes that its master commercial agreement (the “MCA”) with Axionlog is on arm’s length terms because (i) the fees paid to Axionlog are derived from a formula that is standard for distribution services to the quick-service restaurant industry; and (ii) a very similar formula is used throughout the territories with the Company’s other distribution service providers.

Anne Nguyen Parker
Securities and Exchange Commission

Arm’s Length Analysis

As described in the 20-F, the Company originally owned and operated distribution centers in certain of its territories (Argentina, Chile, Colombia, Mexico and Venezuela), which provided the Company with distribution, inventory, storage and transportation services. During 2011, the Company effected a split-off of this business (referred to as Axionlog) to its shareholders (prior to the Company’s initial public offering) and then entered into the MCA through which Axionlog currently provides distribution services to the Company in Argentina, Chile, Colombia, Mexico, Uruguay and Venezuela. The formula utilized to calculate the fee paid to Axionlog prior to the split-off is the same formula which is now contained in the MCA (and has been the same formula used by the Company (and its predecessor) since 1993).

The formula set forth in the MCA to calculate the fee paid to Axionlog is standard for distribution services to the quick-service restaurant industry. This standard formula (with certain modifications to account for territory specific variables) is used to calculate the fees paid to the Company’s distribution service providers in other territories as well, including by Martin Brower, the Company’s exclusive distributor in Brazil, Puerto Rico, Costa Rica and Panama. To the best of the Company’s knowledge, this standard formula (with certain modifications to account for country specific variables) is used with distribution service providers throughout the McDonald’s Corporation (“McDonald’s”) system around the world. The formula set forth in the MCA considers certain variables to determine the applicable fees, including (i) cost inputs (i.e., transportation expenses and salaries); (ii) time required for completion; (iii) storage requirements; (iv) merchandise volume; and (v) inflation and exchange rate adjustments. The formula is based on a projection of merchandise volume to be transported from one location to another and reflects the services provider’s projected costs plus a margin of approximately 5%, which is standard for the industry.

In addition to the above, we also respectfully inform the Staff that pursuant to the Master Franchise Agreement with McDonald’s (the “MFA”), the Company is required to conduct any and all business with related parties on an arm’s length basis. Any non-compliance with this requirement would be a breach under the MFA, which could give McDonald’s certain rights, including the ability to terminate the MFA or acquire all or portions of our business.

20-F Disclosure for MCA

We also respectfully inform the Staff that we will revise our disclosure (presently contained on pages 31 and 96 of the 20-F under the caption “The Axionlog Split-off”) in future filings of our Annual Report on Form 20-F as indicated below (new text is underlined):

…

In 2011, we entered into a master commercial agreement with Axionlog on arm’s-length terms pursuant to which Axionlog provides us with distribution, inventory, storage and transportation services in Argentina, Chile, Colombia, Mexico, Uruguay and Venezuela. Pricing under the agreement is determined pursuant to an agreed upon formula that is considered standard in the distribution services industry. The pricing formula considers certain variables to determine the applicable fees, including (i) cost inputs (i.e., transportation expenses and salaries); (ii) time required for completion, (iii) storage requirements; (iv) merchandise volume; and (v) inflation and exchange rate adjustments. We use similar pricing formulas with our other distribution service providers in the territories not covered by Axionlog. Under the terms of the agreement, the pricing formula is reviewed on a yearly basis. In addition, we or Axionlog may request a renegotiation of the pricing formula in the event that, due to factors outside of our or their control, the formula is substantially altered based on changes to its variable inputs.

On November 9, 2011, we entered into a revolving loan agreement with Axionlog B.V. (formerly known as Axis Distribution B.V.), a holding company of the Axionlog business, pursuant to which we agreed to lend Axionlog the total sum of $12.0 million at an interest rate of LIBOR plus 6%. This revolving loan facility will mature on November 7, 2016. As of December 31, 2014 and 2013,

Anne Nguyen Parker
Securities and Exchange Commission

Axionlog B.V. had borrowed $11.5 million and $9.0 million, respectively, from us in connection with this revolving loan facility. As of March 31, 2015, $11.5 million was outstanding under this loan. See Note 24 to our consolidated financial statements for details of related party balances and transactions with Axionlog.

During 2014, we incurred $45.1 million in total distribution fees payable to Axionlog, which accounted for approximately 3.6% of our total food and paper costs.

Filing of MCA as Exhibit to 20-F

Finally, we respectfully acknowledge the Staff’s request to file the MCA as an exhibit to our 20-F. However, we believe that under the instructions to Item 19 of Form 20-F no such filing is required. Under instruction 4(b) to Item 19, a company is not required to file as an exhibit those contracts that ordinarily accompany such company’s kind of business, unless it falls into one of the enumerated exceptions, including contracts that are with a related party (unless they are immaterial in amount or significance) or contracts on which the company’s business is substantially dependent. We respectfully advise the staff that a distribution services contract, such as the MCA, is a standard contract for a company operating in the food services industry. Furthermore, Axionlog only provides distribution services in 6 of the Company’s 20 territories and accounts for approximately 3.6% of its food and paper costs. The Company routinely contracts with other logistics service providers in the rest of its territories and is not “substantially dependent” on Axionlog’s services to continue operating in any of its territories. For these reasons, we do not believe that the MCA is a material contract for Arcos Dorados and therefore we do not believe that we are required to file the MCA as an exhibit to our 20-F.

Item 5. Operating and Financial Review and Prospects, page 53

B. Liquidity and Capital Resources, page 78

2.	We note your disclosure on page 18 that during certain periods of 2014 you were not in compliance with certain quarterly financial ratios specified in your revolving credit facility with Bank of America, N.A. and your 2012 total return equity swap with Goldman Sachs International. Please disclose the specific ratios with which you were not in compliance, quantify the required ratios as contained in the agreements as compared to your actual ratios, and discuss the terms of the amended agreements. Please revise the material contracts section to discuss the Goldman Sachs amendment.

Response

We respectfully inform the Staff that Arcos Dorados B.V., a wholly owned subsidiary of the Company (“ADBV”) was not in compliance with the consolidated net indebtedness to EBITDA ratio under both the revolving credit facility with Bank of America, N.A. (the “BofA Facility”) and the total return equity swap with Goldman Sachs International (the “GSI Swap”).

The Company discloses ADBV’s non-compliance with the BofA Facility ratio on page 82 of the 20-F. As described therein, the original covenant under the BofA Facility required ADBV to maintain a consolidated net indebtedness to EBITDA ratio of 2.5 to 1. Pursuant to the amendment to the BofA Facility, ADBV is now required to maintain a consolidated net indebtedness to EBITDA ratio of 3.0 to 1. The amendment to the BofA Facility did not make any other material modifications to the original agreement.

The Company discloses ADBV’s non-compliance with the consolidated net indebtedness to EBITDA ratio under the GSI Swap, as well as the details of the amendments to the GSI Swap, on page 117 of the 20-F. As described therein, the original covenant under the GSI Swap required ADBV to maintain a consolidated net indebtedness to EBITDA ratio of at least 2.5 to 1. Pursuant to the amendment to the GSI Swap, ADBV is now required to maintain a consolidated net indebtedness to EBITDA of 3.0 to 1. In addition, on page 117 of the 20-F the Company also describes the other amendments to the GSI Swap, including the reduction of the threshold above which ADBV is required to make a collateral deposit from $3.0 million to $0 and revision of the termination provision under which GSI can terminate the swap transaction in the event the Company’s

Anne Nguyen Parker
Securities and Exchange Commission

stock price falls below certain thresholds. ADBV was also required to deliver a new Counterparty Guaranty (as such term is defined in the GSI Swap) referencing the Counterparty’s obligations under the amended GSI swap. As of March 31, 2015, the collateral deposit amounted to $5.4 million.

We respectfully inform the Staff that we will revise our disclosure in the material contracts section (presently contained on page 117 of the 20-F under the caption “The 2012 Swap Transaction”) in future filings of our Annual Report on Form 20-F as indicated below (new text is underlined):

…

On September 23, 2014, the swap transaction was renewed. In addition, we are required to make a collateral deposit equal to the excess of the mark-to-market above a threshold of $3.0 million, with $500,000 as the incremental basis. As of March 31, 2015, this collateral deposit amounted to $5.4 million. As a result of the Company’s decision to change the exchange rates used for remeasurement of its bolivar-denominated assets and liabilities and operating results in Venezuela, we were not in compliance with the net indebtedness to EBITDA ratio under the swap transaction as of June 30, 2014. However, on September 23, 2014, we reached an agreement with GSI to change the consolidated net indebtedness to EBITDA ratio from 2.5 to 1 to 3.0 to 1. We are currently in compliance with the revised covenant.

On April 20, 2015 we further amended the swap transaction by reducing the threshold above which we are required to make a collateral deposit from $3.0 million to $0 and revising the provision related to GSI’s ability to terminate the swap transaction in the event that our stock price falls below certain thresholds. Pursuant to the amendment, we were also required to deliver a new Counterparty Guaranty (as such term is defined in the swap transaction) referencing the Counterparty’s obligations under the amended swap transaction.

…

As of March 31, 2015, ADBV’s net indebtedness to EBITDA ratio was 2.96 and thus it is currently in compliance with the revised requirements under both the BofA Facility and the GSI Swap.

3.	We note your disclosure on page 18 of this Form 20-F as well as on page 9 of your Form 6-K filed May 12, 2015 that you were not in compliance with certain financial ratios specified in the MFA with McDonald’s Corporation during certain periods of 2014 and as of March 31, 2015. We further note your disclosure that you obtained a limited waiver from McDonald’s Corporation for a six-month period (from and as of June 30, 2014 through and including December 31, 2014) and an extension of this limited waiver for an additional three-month period (until and including March 31, 2015). Please disclose the specific ratios with which you were not in compliance and quantify the required ratios as contained in the MFA as compared to your actual ratios. Please revise the material contracts section to discuss the waiver(s) you have obtained, and the effect if you continue to be out of compliance and fail to obtain additional waivers.

Response

We respectfully inform the Staff that the Company was not in compliance with the Leverage Ratio and the Fixed Charge Coverage Ratio under the MFA. We refer you to pages 114-115 of the 20-F and Note 17 of our consolidated financial statements where we discuss our non-compliance with the financial covenants under the MFA in greater detail. Pursuant to the MFA, the Company is required to maintain a Fixed Charge Coverage Ratio of at least 1.50 and a Leverage Ratio equal to or below 4.25. As of March 31, 2015 the Company's Fixed Charge Coverage Ratio was 1.40 and its Leverage Ratio was 4.62.

We respectfully refer the Staff to page 15 of the 20-F under the risk factor “For certain periods of 2014, McDonald’s Corporation granted us a limited waiver for our non-compliance with certain quarterly financial ratios specified in the MFA, a failure to extend such waiver or comply with our original commitments could result in a material breach of the MFA,” where we disclose that “[i]f we are unable to

Anne Nguyen Parker
Securities and Exchange Commission

obtain an extension of the waiver or to comply with our original commitments under the MFA, we could be in material breach. Our breach of the MFA would give McDonald’s certain rights, including the ability to acquire all or portions of our business.” In future filings of our Annual Report on Form 20-F we will include a cross-reference to this risk factor in the material contracts section.

We also respectfully inform the Staff that we will revise our disclosure in the material contracts section (presently contained on pages 114-115 of the 20-F under the caption “The MFAs—Limitations on Indebtedness”) in future filings of our Annual Report on Form 20-F as indicated below (new text is underlined):

…

Under the MFAs, we must maintain a fixed charge coverage ratio (as defined therein) at least equal to (a) 1.25 from August 31, 2010 through the fiscal quarter ended September 30, 2011 and (b) 1.50, commencing with the fiscal quarter ended December 31, 2011 and thereafter; and a leverage ratio (as defined therein) not in excess of (a) 5.0, from August 31, 2010 through the fiscal quarter ended June 30, 2011, (b) 4.75 for the fiscal quarter ended September 30, 2011, and (c) 4.25, commencing with the fiscal quarter ended December 31, 2011 and thereafter. Mainly as a result of the adoption of SICAD and SICAD II as the exchange rates used for remeasurement of our bolivar-denominated assets and liabilities and operating results in Venezuela, we were not in compliance with ~~certain financial ratios in the MFA~~ these ratio requirements for certain periods during 2014. As of March 31, 2015, our Fixed Charge Coverage Ratio was 1.40 and our Leverage Ratio was 4.62. For that reason~~, on July 31, 2014~~, McDonald’s ~~agreed to~~ granted us ~~a limited six-month waiver (from and as of June 30, 2014 through and including December 31, 2014)~~limited waivers through and including December 31, 2015, during which time, we ~~were~~ are not required to comply with these financial ratios. If we are unable to obtain an extension of the waiver or to comply with our original commitments under the MFA, we could be in material breach. Our breach of the MFA would give McDonald’s certain rights, including the ability to acquire all or portions of our business. See “—Material Breach.” Notwithstanding the foregoing, we do not expect any material adverse effect to our business, results of operations, financial condition or cash flows as a result of this situation. We continue to monitor our compliance with these quarterly ratios.

We further respectfully inform the Staff that we will revise the disclosure in our quarterly financial statements included in future filings on Form 6-K to disclose the financial ratios with which we are not in compliance and quantify those ratios as compared to our actual ratios.

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Anne Nguyen Parker
Securities and Exchange Commission

In addition, as requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at (5411) 4711-2059.

Very truly yours,

/s/ José Carlos Alcantara
Name: José Carlos Alcantara
Title: Chief Financial Officer

 cc:  Juan David Bastidas, General Counsel, Arcos Dorados Holdings Inc.
        Maurice Blanco, Davis Polk & Wardwell LLP